Atkore Inc.
Conflict Minerals Report for The Year Ended December 31, 2021

This report for the calendar year ended December 31, 2021, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (also referred to as “3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether they fund armed conflict. If a registrant has Conflict Minerals but can establish that those Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they need to submit only a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”). If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must describe its RCOI and exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report (a Conflict Minerals Report (the “CMR”)) to the SEC that includes a description of those due diligence measures. The report presented herein is not audited as the Rule requires an independent audit only if the Company asserts one or more of its products are “conflict-free.” The Company is not making that statement regarding any of its products.

I.Company Overview
a.This report has been prepared by management of Atkore Inc. (Herein referred to as “Atkore,” the “Company,” the “registrant”, “we,” “us,” or “our”). Except for acquisitions subject to Instruction 3 to Item 1.01 of Form SD, the information disclosed herein includes the activities of all majority-owned subsidiaries. Atkore is primarily engaged in the design, manufacture and sale of quality electrical raceway and mechanical products for a broad range of non-residential and residential construction and industrial applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Europe, the People’s Republic of China (“China”), the United Kingdom, Australia, and New Zealand. We operate through two operating segments, which are organized based upon primary market channels and, in most instances, the end use of products. The Electrical segment manufactures high quality products used in the construction of electrical power systems including conduit, cable, and installation accessories, and the Safety & Infrastructure segment designs and manufactures solutions including metal framing, mechanical pipe, perimeter security, and cable management for the protection and reliability of critical infrastructure, as described more fully in the Company’s annual reports. Such annual reports are made available free of charge through the Investor Relations section of the Company’s website at http://investors.atkore.com/ as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, the Company’s SEC filings can be accessed from the SEC’s homepage on the Internet at www.sec.gov. The information contained on the Company’s website or connected to the SEC website is not incorporated by reference into this CMR and should not be considered part of this report.

II.Supply Chain
a.Atkore manufactures finished goods from raw components, semi-finished components, and sub-assemblies. These materials may be purchased directly from a manufacturer or through distribution. Atkore’s specifications for raw materials may vary from elemental content to form, fit and function as required by the finished product. Atkore also contracts to manufacture finished goods. We manufacture a wide range of products some of which contain Conflict Minerals, but we do not purchase ore or unrefined Conflict Minerals directly from mines and generally are separated by multiple steps in the supply chain from the mining source. We employ a large group of suppliers for the many components and parts that may contain Conflict Minerals that are used in our products. Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are provided to them from lower tier suppliers. Our supplier terms and conditions require that “Seller will certify to Buyer in writing the origin of any ingredients or materials in the Goods. Seller will promptly disclose in writing whether the Goods contain any conflict minerals as defined under Section 1502 of the U.S. Dodd-Frank Act and its implementing regulations, including tin, tantalum, tungsten and gold, or their derivatives including but not limited to cassiterite, columbite-tantalite, wolframite (“Conflict Minerals”). Seller hereby certifies that no Conflict Minerals, mined in or obtained from the Democratic Republic of the Congo or an adjoining country, are present in the Goods.” We have adopted the following Conflict Minerals Policy: The Atkore Conflict Minerals Policy requires Atkore to annually analyze the sourcing of any Conflict Minerals from the Democratic Republic of Congo (“DRC”) and its neighboring countries pursuant to the requirements of the Dodd- Frank Act. Atkore has established a Conflict Minerals compliance program that is designed to follow the framework established by the OECD. As stated in Atkore’s supplier terms and conditions, Atkore works with its supply chain to try and ensure that none of the 3TG’s in our products come from smelters or mines that finance armed groups. If we become aware of instances where Conflict Minerals in our supply chain may finance armed groups, Atkore will work with its suppliers to identify potential alternate sources. Atkore remains committed to working with its global supply chain to ensure compliance with Section 1502 of the Dodd-Frank Act. Our Conflict Minerals statement is publicly available on our website at https://www.atkore.com/about-atkore/worldwide-activities/.

III.Reasonable Country of Origin Inquiry
a.In calendar year 2021 Atkore undertook the following measures to perform a RCOI on its Conflict Minerals:
i.Atkore completed a comprehensive review of materials, components, and finishes in all its products. Product tables were reviewed by a cross functional team that included: Codes & Standards (Industry Affairs), Product Managers, Product Engineers, General Managers, and the Global Sourcing team. A list of suppliers for materials, components, and coatings used in production/manufacturing of products was developed from the product tables.
ii.Atkore took a conservative approach and sent each supplier of materials used in the production of our products the CFSI-Conflict Minerals Reporting Template and asked them to complete this document and return to Atkore, regardless of how remote or minimal the chance that the material would contain a 3TG.
b.As a result of the Company’s RCOI efforts, we are unable to determine the origin of certain Conflict Minerals and cannot exclude the possibility that some may have originated in a Covered Country. While Atkore is currently unaware of any Designated Minerals we use that have originated in a conflict zone of the DRC, due to our position as a downstream manufacturer many tiers removed from the smelters or source mines, we do not have enough information to conclusively determine the countries of origin, chain of custody, or specific smelters of Designated Minerals, if any, in our products. For that reason, we undertook additional due diligence and are obligated to submit this CMR to the SEC.
c.In accordance with the OECD Guidance and the Dodd-Frank Act, this report is available on our website at https://investors.atkore.com/sec-filings/default.aspx.

IV.Due Diligence Process
a.Design of Due Diligence
i.Atkore determined that the OECD Guidance for Due Diligence and the RCOI process was the most appropriate approach for our organization. As such, our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Guidance) and the related Supplement on gold and the Supplement on tin, tantalum and tungsten.
b.Due Diligence Performed
i.Establish Strong Company Management System - As described above, Atkore has adopted a company policy statement regarding conflict minerals which is posted on our website at https://www.atkore.com/about-atkore/worldwide-activities/.
ii.Internal Team – Atkore has developed a Conflict Minerals Steering Committee which is comprised of our CFO, General Counsel, VP Sourcing, Controller, Director of EH&S, and Director of Codes & Standards. The Steering Committee is responsible for overseeing the Conflict Minerals Policy, the conflict mineral section of our supplier terms & conditions, RCOI process, and Due Diligence processes.
1.The Industry Affairs and Sourcing departments work together to perform the RCOI process, but there is one appointed individual that is a centralized point of contact who requests CMRT to be filled out by suppliers, reviews, tabulates and enters the supplier responses in our management system.
a.Through these combined efforts Atkore achieved a response rate more than 99% from surveyed suppliers.
iii.Control Systems - As we do not typically have a direct relationship with 3TG smelters and refiners we are engaged and actively cooperate with other manufactures in our sector through the National Electrical Manufacturers Association (NEMA). Atkore internal controls include our Code of Business Ethics and Conduct, which outlines expected behaviors of our employees.
iv.Grievance Mechanism - Atkore has multiple longstanding grievance mechanisms (via Human Resources, the Legal Department or our ethics hotline) where individuals can report violations of Atkore’s policies and procedures.
v.Record Management - Atkore has a Records and Information Management Policy that dictates what are records or non-records and how long the retention period is for each. Any data generated by our due diligence exercises are stored on our data management system (Salesforce for 2017 to present) and internal drives and databases for data generated before 2017. We keep records of communications with suppliers, as well as attach the 3TG Surveys and letters to each supplier in our management system.
vi.Supplier Inquiry - We perform an annual review of our suppliers with the objective of contacting all material suppliers to Atkore to ensure nothing has changed with respect to products and suppliers that contain 3TG. For calendar year 2021, we surveyed 292 total suppliers.
1.We rely on suppliers to provide us with information about the source of Conflict Minerals contained in materials or components supplied to Atkore. Our direct suppliers are similarly reliant upon information provided by their suppliers.
2.Many of our largest suppliers are also SEC registrants and subject to the Rule.
3.Suppliers that may be additive to our supplier count as a result of an acquisition will be reported in the applicable period.
4.We conducted a survey of those direct suppliers described above using the templated developed by the Responsible Business Alliance (RBA) Formerly Electronic Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known formerly as the CFSI Reporting Template and now as Conflict Minerals Reporting Template (CMRT) created by the Responsible Minerals Initiative (RMI). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict mineral policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. The template also contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence.
a.Written instructions and recorded training illustrating the use of the tool is available at http://www.responsiblemineralsinitiative.org/.
b.The Template is being used by many companies in their due diligence process related to Conflict Minerals. Atkore chose the Template because it was the most commonly cited template to use and has become the industry standard in conflict mineral reporting templates. As stated above there is also a variety of training tools to point suppliers towards to help educate them on how to use the template. The conflict minerals reporting template follows the OECD due diligence guidelines and is a form that can be easily completed by our suppliers.
vii.Design and implement a strategy to respond to risks: Atkore has an established Enterprise Risk Management (“ERM”) Plan that evaluates and quantifies various risks facing the Company. Updates to this risk assessment are provided regularly to senior management. Any changes to the regulatory landscape (such as the Dodd-Frank Act) would be included in ERM.
viii.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain - We do not have a direct relationship with 3TG smelters and refiners and do not perform direct audits of these entities within our supply chain. We rely on industry efforts to influence smelters and refiners to be audited and certified through the RMI program.
ix.Report on supply chain due diligence – In addition to this report, our conflict mineral statement can be found at https://www.atkore.com/about-atkore/worldwide-activities/ and our report can be found on our website at https://investors.atkore.com/sec-filings/default.aspx.

V.Due Diligence Responses
a.We solicited 292 suppliers and received a response from 292 suppliers, a response rate of 100%. The 292 suppliers constitute 100% of direct materials associated with production of our products.
i.Response Type:
1. 253 responses were the Conflict Minerals Reporting Template
2. 33 responses were a Company Letter
3. 6 responses were from company website such as Form SD or conflict mineral report to SEC.
ii.We categorize these responses by those that contain 3TG in products/materials and those that do not. From there, we categorize suppliers that contain 3TG in materials by: (1) materials supplied to Atkore, (2) materials sourced from DRC, and (3) materials sourced from other areas.
1. 271 supplier responses stated no use of 3TG’s in their products
2. 21 suppliers stated that their products contain 3TG’s: of those:
a.21 of the 21 suppliers stated that smelters were located outside the DRC and surrounding countries or from smelters within the covered countries but that as far as they can tell all smelters are on the RMI list of responsible smelters and would be considered “Conflict Free.”
b.Most of the smelter information Atkore has received was a response based on RFMI’s Compliant Smelters Detailed Sourcing Information and because we are so far removed from the smelter level, we have no way to validate this information as true or accurate.
b.In addition to our suppliers, we have also made efforts to ensure that our customers received any necessary Conflict Minerals information they needed. The Atkore Industry Affairs team is responsible for responding to all these inquiries. All questions regarding conflict minerals can be sent to industryaffairs@atkore.com.

VI.Efforts to Determine Mine or Location of Origin - Atkore has determined that requesting our suppliers to complete the Conflict Minerals Reporting Template and seeking information from the suppliers on their 3TG smelters and refiners in our supply chain is a reasonable and the most diligent effort we can make in determining the location of origin of the 3TG in our supply chain.
a.Smelters or Refiners - As stated above, under Due Diligence responses most of the smelter information Atkore has received was a response based on RFMI’s Compliant Smelters Detailed Sourcing Information and because we are so far removed from the smelter level, we have no way to validate this information true or accurate.

VII.DRC Conflict Mineral Status - While Atkore is currently unaware of any Designated Minerals we use that have originated in a conflict zone of the DRC (due to our position as a downstream manufacturer many tiers removed from the smelters or source mines), we do not have sufficient information to conclusively determine the countries of origin, chain of custody, or specific smelters of Designated Minerals, if any, in our products therefore are unable to determine ourselves to be “Conflict Free” at this time.

VIII.Steps to be Taken to Mitigate Risk
a.Annual review of suppliers.
b.Require any new suppliers to abide by terms and conditions requiring them to provide us conflict mineral information and requiring them to be “Conflict Free.”
c.Considering requiring more information on smelters from suppliers using 3TG’s in materials supplied to Atkore.
d.Work with any supplier found to be using 3TG’s from a source that supports conflict mineral smelters to find an alternate smelter and / or Atkore to find additional suppliers that do not source 3TG materials smelters supporting conflict.
e.Continue to be involved in Industry Associations to learn best practices and stay abreast of any other information in this area.